April 8, 2016 VIA EDGAR

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202-5306

414.271.2400 TEL

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WWW.FOLEY.COM

WRITER’S DIRECT LINE

414.297.5678

pgquick@foley.com EMAIL

CLIENT/MATTER NUMBER

102239-0134

Mr. M. Hughes Bates

Special Counsel

U.S. Securities and Exchange Commission

Office of Structured Finance

100 F Street, N.E.

Washington, DC 20549

Re:                           Harley-Davidson Customer Funding Corp.

Amendment No. 2 to Registration Statement on Form SF-3

Filed March 24, 2016

File No. 333-208825

Dear Mr. Bates:

On behalf of our client, Harley-Davidson Customer Funding Corp., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 31, 2016 (the “Comment Letter”), with respect to the above-referenced filing.  The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form SF-3

Form of Prospectus

Underwriting, page 59

1.                                    We note your revisions in response to prior comment 18. In particular, we note that your retail credit losses may increase, in part, due to your efforts to increase loan approvals to subprime borrowers. Please revise the underwriting section of the prospectus, to the extent appropriate, to explain any changes that were made to the underwriting criteria in order to increase the number of loan approvals to subprime borrowers.

The Company has not made changes to its underwriting criteria, but has made use of additional external credit data in applying its underwriting criteria to subprime applications.  The result has been an improvement in the Company’s ability to better segment risk through examination and consideration of this additional external credit data for subprime applicants.  Without adjusting its threshold for risk tolerance, this finer segmentation of risk has resulted in fewer applications surpassing the threshold for credit declination, thus resulting in incremental approvable applications.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

April 8, 2016

While the underwriting criteria have not changed, the Company has updated its disclosure on page 61 of the prospectus setting forth the year and fiscal quarter in which the Company began using this additional external credit data in applying its underwriting criteria.

Representations, Repurchase and Asset Representations Review

Asset Representations Review

Review Report, page 84

2.                                    We note your response to prior comment 5 and reissue. We note that in Section 7.08 of the Form of Sale and Servicing Agreement that if the depositor has knowledge of a breach of a representation or warranty of the seller, receives notice from a transaction party of a breach of a representation or warranty of the seller, receives a repurchase request, or receives a review report that indicates a test fail for a contract, then the depositor will investigate the contract to confirm the breach and determine if the breach has a material adverse effect on the contract. It does not appear that Section 7.08 of the Form of Sales and Servicing Agreement specifies that the depositor must make a determination of whether the breach constitutes a default. Please either advise or revise the disclosure to clarify depositor’s repurchase obligation with respect to contracts in which noncompliance with the representations and warranties is detected by the asset representations reviewer. Additionally, if the depositor’s repurchase obligations as set forth under the section titled “Obligations to Repurchase Contracts” are different from its repurchase obligations related to contracts in which the reviewer has issued a test fail, please provide disclosure explaining in greater detail the differences between these respective repurchase obligations.

The depositor’s repurchase obligation is triggered by the occurrence of a breach relating to certain representations and warranties regarding each contract, and a determination by the depositor that such breach has a material adverse effect on the contract. This is consistent with Section 7.08 of the Sale and Servicing Agreement and the disclosure contained in the prospectus section titled “Obligations to Repurchase Contracts.”

The Company has updated the disclosure in the prospectus section titled “Representations, Repurchase and Asset Representations Review—Asset Representations Review—Review Report” to state: “Upon delivery of the review report, the depositor will investigate any contract relating to a failed test to confirm the breach and to determine whether the noncompliance with representations and warranties has a material adverse effect on the contract.”

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

April 8, 2016

Dispute Resolution for Repurchase Requests, page 84

3.                                    We note your responses to prior comments 6 and 7 and reissue. Although you note in your response that you have revised certain disclosure, no changes were made in this section of the registration statement.

The revisions made in response to the Staff’s prior comments 6 and 7 were made in the Sale and Servicing Agreement, Sections 7.12(b)(ii), 7.12(c)(ii), and 7.12(c)(iii), each of which conforms with the disclosure in the prospectus stating mediation or arbitration will be held in New York, New York, and that the mediator or arbitrator must be admitted to practice in New York.

The disclosure on page 84 referenced in the Staff’s comment has consistently referenced New York and accordingly did not change with the submission of Amendment No. 2 to Registration Statement on Form SF-3, filed March 24, 2016.

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

April 8, 2016

Exhibit 10.2 Form of Sale and Servicing Agreement

Section 7.12 Dispute Resolution

4.                                    We note your response to prior comment 15 and reissue in part. Please revise the language in clause (v) of Section 7.12(c) to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration.

The Company has revised the language referenced in the Staff’s comment to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration.

*     *     *

Mr. M. Hughes Bates

U.S. Securities and Exchange Commission

April 8, 2016

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5678, David B. Ryan at (414) 297-5761 or Jessica S. Lochmann at (414) 297-5817.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

cc:                              Michelle Stasny

Securities and Exchange Commission

James Darrell Thomas

Julia Landes

Damon Klein

Harley-Davidson Customer Funding Corp.

Nicholas Faleris

Jessica Lochmann

David Ryan

Foley & Lardner LLP